OMB APPROVAL
OMB Number:3235-0116 Expires:September 30, 2007 Estimated average burden hours per response 6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number   001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________.

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated August/13/2010, relating to Yucheng Announces Addition to Its Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: August/13/2010	By:	/s/ Steve Dai
	Name:	Steve Dai
	Title:	Chief Financial Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                                           Description

1. Press release dated August/13/2010, relating to Yucheng Announces Addition to Its Board of Directors

Yucheng Announces Addition to Its Board of Directors

BEIJING, China, August 13, 2010 – Yucheng Technologies Limited (NASDAQ: YTEC) today announced the appointment of Zhenwei Ni to its Board of Directors. Mr. Ni will also serve on the Board's Strategy Committee, Audit Committee, and Compensation Committee

Mr. Zhenwei Ni taught as a professor at Tsinghua University before he founded Haihua Company along with a number of professors from Tsinghua University in 1984. As the president of the company, Mr. Ni guided Haihua into one of the most prominent IT services companies in China before he retired in 2004. Since then he has been acting as advisor to many publicly listed companies in China including Yucheng during the last two years. Mr. Ni graduated with a Bachelor’s degree in Engineering from Tsinghua University. Mr. Ni is also an independent director of the Hong Kong listed SINO OIL AND GAS HOLDINGS LTD. and VST HOLDINGS LTD.

Commenting on the announcement, Weidong Hong, Chairman and Chief Executive Officer of the company stated, "We are delighted to have Zhenwei Ni join our Board. His extensive experience and knowledge in IT industry and banking industry coupled with his extensive presence in the industry will be of great value to the Company as we execute our plan to develop Yucheng into a premier IT solutions provider to the banking industry in China."

Zhenwei Ni, added, "I am excited to join the Board of Yucheng, as I believe the Company has great potential to become a top IT partner for banks in China. I have known Weidong and the Company for many years and I look forward to helping Yucheng achieve the Company's goals and objectives."

About Yucheng Technologies Limited

Yucheng is a leading provider of IT solutions to China's banking industry. Headquartered in Beijing, China, Yucheng currently has approximately 2,200 employees and has established an extensive network to serve banking clients nationwide. For more information, please visit: http://www.yuchengtech.com/english/

Contact us

Yucheng Technologies Limited
Steve Dai
Email: investors@yuchengtech.com
Phone: +86 10 5913 7889